SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

May 31, 2005

The Registrant is pleased to announce the appointment of Robert S. Tyson as the Company's Investor Relations Manager. The Company would also like to announce that it has retained the services of two Investor Relations groups.  The first is AGORA Investor Relations Corp. ("AGORA") and the second is the second Investor Relations Agreement is between the Company and Boardmarker Consultancy Group Inc.  The terms of the AGORA Agreement are as follows: Duration: 12 months; Monthly Cash Compensation of $2,000; and 100,000 Stock Options.  The AGORA Agreement has been negotiated entirely at arm's length. AGORA is located in Toronto, Ontario.  The terms of the Boardmarker Agreement are as follows: Duration: 12 months; Monthly Cash Compensation of $2,000; and 100,000 Stock Options.  The Boardmarker Agreement has been negotiated entirely at arm's length.  Boardmarker is located in Calgary, Alberta.

2.

Exhibits

2.1

News Release dated May 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Z. Cai

Date:    May 31, 2005

Ken Z. Cai

Director, president & CEO

(Page 3)

Exhibit 2.1

TSX: MMM
For Immediate Release	May 31 2005

NEWS RELEASE

MINCO ADDS NEW INVESTOR RELATIONS MANAGER

AND

RETAINS TWO NEW INVESTOR RELATIONS GROUPS

Minco Mining &Metals Corporation (TSX: MMM) (the "Company") is pleased to announce the appointment of Robert S. Tyson as the Company's Investor Relations Manager. Mr. Tyson has 15 years experience and extensive practical knowledge of all aspects of Investor Relations and Corporate Governance in Canada and the United States.  Mr. Tyson has held several senior executive positions such as Corporate Secretary along with positions related to corporate affairs, investor relations and business development. Some of Mr. Tyson's past experience includes President/CEO/Director of Watson Bell Communications (TSX.V), Vice President, Corporate Affairs of Urbana.ca, Inc. (OTC:BB) and Senior Associate of MCA Equities, Inc.

The Company would also like to announce that it has retained the services of two Investor Relations groups.  The first is AGORA Investor Relations Corp. ("AGORA") who will implement and execute the Company’s online Investor Relations strategy as one aspect of improving shareholder communications. The primary objective of this agreement is to create effective communication between the Company’s shareholders and the investment community through AGORA’s Internet based investor relations system.  Effective June 15, 2005, a customized and monitored IR HUB will allow both the Company and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications. The IR HUB will also provide one-click access to the Company’s broker fact sheet, company profile, five most recent press releases, e-mail list registration, latest stock quote & chart information and an executive audio address updated quarterly. In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company.

The terms of the AGORA Agreement are as follows: Duration: 12 months; Monthly Cash Compensation of $2,000; and 100,000 Stock Options.  The AGORA Agreement has been negotiated entirely at arm's length. AGORA is located in Toronto, Ontario.

The second Investor Relations Agreement is between the Company and Boardmarker Consultancy Group Inc. , a Calgary based company that provides full Investor Relations services.  Boardmarker's services are specifically suited to maintaining shareholder base information, increasing the number of potential investors researching client companies and creating and sustaining a positive corporate image with the goal of maximizing market value.

The terms of the Boardmarker Agreement are as follows: Duration: 12 months; Monthly Cash Compensation of $2,000; and 100,000 Stock Options.  The Boardmarker Agreement has been negotiated entirely at arm's length.  Boardmarker is located in Calgary, Alberta.

Minco’s President & CEO, Ken Z. Cai, stated, "Minco has built up a portfolio of high-quality properties and has established strong strategic alliances China's mining industry.  With the new additions of AGORA Investor Relations Corp. and Boardmarker Consultancy Group Inc., under the direction of Robert Tyson as Manager of Investor Relations, the Company has added two key partners as part of a new initiative to effectively communicate Minco’s message to our existing and future shareholders."

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or for further information please contact Minco at info@mincomining.ca.

ON BEHALF OF THE BOARD

"Ken Z. Cai"

President, CEO & Director

Minco Mining & Metals Corporation

T: 604-688-8002

F: 604-688-8030

E: info@mincomining.ca

www.mincomining.ca

AGORA Investor Relations Corp.

Boardmarker Consultancy Group Inc.

MMM@agoracom.com

T:  403-517-2270

www.agoracom.com

F:  403-517-2289

E: ir@boardmarker.net

 www.boardmarker.net

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.